QUAKER INVESTMENT TRUST

FEE WAIVER AND EXPENSE ASSUMPTION AGREEMENT

This Fee Waiver and Expense Assumption Agreement (the "Agreement") made this 22 day of October,

2013, by and among Quaker Investment Trust, a Massachusetts business trust (the "Trust"}, on behalf of the Quaker Strategic Growth Fund (the "Fund"), Quaker Funds, Inc., a Pennsylvania corporation (the "Adviser"), and DG Capital Management Trust, a Massachusetts business trust (the "Sub-adviser'').

WHEREAS, the Adviser has entered into an Investment Advisory Agreement with the Trust, on behalf of the Fund (the "Advisory Agreement'') dated May 3, 2005, pursuant to which the Adviser provides investment management and other services for the Fund, and for which the Adviser is compensated based on the Fund's average net assets;

WHEREAS, the Adviser and Sub-adviser have entered into an Investment Subadvisory Agreement (the "Subadvisory Agreement") dated May 3, 2005 with respect to the Fund, pursuant to which Sub-adviser provides day-to-day investment adviser;

WHEREAS, the Sub-adviser desires to waive certain of its fees and/or reimburse expenses of the Fund to reduce shareholder costs; and

WHEREAS, the Adviser desires to pass through any cost savings to Fund shareholders as a result of the Sub-adviser's fee waivers and/or expense reimbursements.

NOW, THEREFORE, the parties hereto agree as follows:

1.
Fee Waiver by Sub-adviser/Adviser.  The Sub-adviser has agreed to waive its management fees and/or assume expenses to the extent necessary to reduce the Fund's expenses (exclusive of Rule 12b-1 fees, acquired fund fees and expenses, interest, taxes, brokerage commissions and other costs incurred in connection with the purchase or sale of portfolio securities, and extraordinary items) ("Fund Expenses") when they exceed 1.99% of the Fund's average daily net assets (the "Annualized Expense Ratio").   In addition, the Adviser has agreed to pass through any such amounts waived and/or reimbursed by the Sub-adviser to reduce the Fund's expense annual fund operating expenses for the benefit of Fund shareholders.

2.
Duty to Reimburse Adviser.  If, at any time, the Fund's annualized expenses are less than the Annualized Expense Ratio, the Trust, on behalf of the Fund, shall reimburse the Sub-adviser for any fees previously waived and/or expenses previously assumed; provided, however, that the repayment shall be payable only to the extent that it: (a) can be made during the three years following the time at which the Sub-adviser waived fees or assumed expenses for the Fund under this Agreement; and (b) can be repaid without causing the Fund Expenses to exceed the Annualized Expense Ratio.

3.	Assignment. No assignment of this Agreement shall be made by the Adviser without the prior consent of the Trust.

4.
Duration and Termination. This Agreement shall continue in effect from October 28, 2013 until October 28, 2014.   This Agreement shall automatically terminate upon the termination of the Advisory Agreement, Subadvisory Agreement or, with respect to the Fund, in the event of its merger or liquidation.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first-above written.

QUAKER FUNDS, INC.	QUAKER INVESTMENT TRUST, on behalf of the Quaker Strategic Growth Fund

By: ______________________________	By: ________________________________
Name: Justin Brundage	Name : Jeffry H. King
Title: President	Title: Chairman

DG CAPITAL MANAGEMENT TRUST

By: _______________________________
Name: Manu P. Daftary
Title: President